UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File No. 30942

STREAM COMMUNICATIONS NETWORK & MEDIA INC.
(Translation of registrant's name into English)

Suite 1400-400 Burrard Street, Vancouver, BC V6C 3G2.
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

SUBMITTED HEREWITH
Exhibit
99.1	News Release dated April 23, 2007
99.2	Notice and Information Circular for the Special Meeting of Shareholders
99.3	Form of Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Date: April 23, 2007

/s/ Iwona Kozak
Name: Iwona Kozak
Title:   Corporate Secretary